      TRANSALTA CORPORATION

NEWS RELEASE

TransAlta achieves record cash flow and double digit comparable earnings per share growth for the year

•

2008 comparable earnings per share1 INCREASED 11 PER CENT TO $1.46 VERSUS $1.31 IN 2007

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Cash flow from operations was over $1 billion for the year

•

Balance sheet remains strong; $1.4 billion in available liquidity

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Fully commissioned the 96 megawatt (MW) Kent Hills Wind Farm on time and on budget

•

Announces two efficiency uprates at its Keephills facility for a total capacity addition of 46 MW

CALGARY, Alberta (Jan. 29, 2009) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported 2008 comparable earnings of $290 million ($1.46 per share) versus $264 million ($1.31 per share) in 2007.  Net earnings for the year were $235 million ($1.18 per share) compared to $309 million ($1.53 per share) in 2007.

Improved comparable results were driven by higher electricity prices in Alberta and the Pacific Northwest, greater merchant production, and increased Energy Trading gross margins. These gains were partially offset by lower Generation gross margins due to higher unplanned outages at Alberta Thermal and the unplanned outage at Genesee 3 as a result of a turbine blade failure.

“TransAlta delivered record cash flow from operations and achieved its goal of delivering low double digit comparable earnings per share growth,” said Steve Snyder, TransAlta’s President and CEO.  “This demonstrates the strength and flexibility we have built up across our businesses.”

Net earnings for the year were lower primarily due to the after-tax equity loss of $62 million related to the write-down of TransAlta’s Mexico business and higher income taxes for the corporation. Net earnings in 2007 included a one-time gain of approximately $48 million ($0.24 per share) resulting from a reduction in the Canadian federal corporate income tax rate.

Cash flow from operations for the year ended Dec. 31, 2008 was $1,038 million, compared to $847 million for the year ended Dec. 31, 2007. The increase in cash flow from operations in 2008 was driven by higher cash earnings and favourable movements in working capital. In 2008 TransAlta also received 13 Power Purchase Agreement (PPA) payments compared to 12 payments in 2007.

TransAlta’s balance sheet and financial ratios remain strong and it maintains stable investment grade credit ratings. The company has $2.2 billion of committed credit facilities and as of Dec. 31, 2008, $1.4 billion was available.

“Our strong financial position and discipline provides us with the platform to help navigate through the difficult market conditions ahead of us,” Snyder said.  “Our focus for 2009 will be to maintain our financial liquidity while we improve availability at our Alberta Thermal operations and continue to contain costs in the face of recessionary markets.”

In the fourth quarter 2008, TransAlta reported comparable earnings of $79 million ($0.40 per share) compared to $103 million ($0.51 per share) in the fourth quarter 2007.

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1 Presenting comparable earnings from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of this non-GAAP financial measure can be found beginning on page 29 of this news release.

TRANSALTA CORPORATION / Q4 2008   1

The decrease in comparable earnings was driven by lower Generation gross margins due to higher planned and unplanned outages at Alberta Thermal, and the unplanned outage at Genesee 3. This was partially offset by an increase in interest income as a result of a favourable tax assessment.

Net earnings for the fourth quarter 2008 were $94 million ($0.47 per share) compared to $130 million ($0.64 per share) in the fourth quarter of 2007. Net earnings were lower primarily due to the reduction in the Canadian federal corporate income tax rate in the fourth quarter of 2007.

Cash flow from operations in the fourth quarter of 2008 was $428 million, an increase of $236 million compared to $192 million earned in the same quarter in 2007. The increase was driven by higher PPA payments received in the quarter and other favourable changes in working capital.

Fleet availability for the year was 85.8 per cent compared to 87.2 per cent in 2007. The decrease in availability is attributed to the higher unplanned outages at Alberta Thermal and Genesee 3 and the planned outage at Centralia Thermal. This was partially offset by lower derates at Centralia Thermal. Fleet availability for the fourth quarter decreased to 86.2 per cent compared to 91.8 per cent in the fourth quarter of 2007 due to higher planned and unplanned outages.

On Dec. 31, 2008 TransAlta began commercial operations of its 96 MW, $170 million Kent Hills Wind Farm. Kent Hills, under a 25 year power purchase agreement with New Brunswick Power, will provide 280,000 megawatt hours per year – enough electricity to meet the needs of approximately 17,300 homes.

Subsequent Events

TransAlta announced today it is proceeding with the addition of two 23 MW efficiency uprates at its Keephills plant in Alberta.  Both Keephills units 1 and 2 will be upgraded to 406 MW and are expected to be operational by the end of 2011 and 2012, respectively. The total capital cost of the projects is estimated at $68 million.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403)-269-4703
For local Toronto participants – (416)-883-7132
Toll-free North American participants – 1-888-205-4499
Participant pass code –  26326#

A link to the live web cast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-245-4531 with TransAlta pass code 778513#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

2   TRANSALTA CORPORATION / Q4 2008

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:  michael_lawrence@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com

TRANSALTA CORPORATION / Q4 2008   3

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Commercial Operations & Development (“COD”).  Our segments are supported by a corporate group that provides finance, tax, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government and investor relations, information technology, risk management, human resources, internal audit, and other administrative support.

In this news release, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the equity section of the consolidated balance sheets. All dollar amounts in the tables are in millions of Canadian dollars, except per share amounts, unless otherwise stated.

The following table depicts key financial results and statistical operating data: 1

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Availability (%)	86.2	91.8	85.8	87.2
Production (GWh)	12,656	13,440	48,891	50,395
Revenue	$ 808	$ 783	$ 3,110	$ 2,775
Gross margin[1]	$ 410	$ 435	$ 1,617	$ 1,544
Operating income[1]	$ 127	$ 184	$ 533	$ 541
Net earnings	$ 94	$ 130	$ 235	$ 309
Basic and diluted earnings per common share	$ 0.47	$ 0.64	$ 1.18	$ 1.53
Comparable earnings per share[1]	$ 0.40	$ 0.51	$ 1.46	$ 1.31
Cash flow from operating activities	$ 428	$ 192	$ 1,038	$ 847
Free cash flow[1]	$ 154	$ (81)	$ 121	$ 111
Cash dividends declared per share	$ 0.27	$ 0.25	$ 1.08	$ 1.00

			Dec. 31, 2008	Dec. 31, 2007
Total assets			$ 7,815	$ 7,157
Total long-term financial liabilities			$ 3,193	$ 2,858

AVAILABILITY & PRODUCTION

Availability for the three months ended Dec. 31, 2008 decreased to 86.2 per cent from 91.8 per cent compared to the same period in 2007 mainly due to higher unplanned outages at the Alberta Thermal plants (“Alberta Thermal”) and Genesee 3, and higher planned outages at Alberta Thermal, partially offset by lower unplanned outages and derating at the Centralia Thermal plant (“Centralia Thermal.”)

Availability for the year ended Dec. 31, 2008 decreased to 85.8 per cent from 87.2 per cent compared to the same period in 2007 due to higher unplanned outages at Alberta Thermal and Genesee 3, and higher planned outages as a result of equipment modifications at Centralia Thermal, partially offset by lower derates at Centralia Thermal as in 2007 we conducted test burns of Powder River Basin (“PRB”) coal.

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1  Gross margin, Operating income, Comparable earnings, and Free cash flow are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 29 of this news release for a further discussion of these items, including a reconciliation to net earnings and cash flow from operating activities.

4   TRANSALTA CORPORATION / Q4 2008

For the three months ended Dec. 31, 2008, production decreased 784 gigawatt hours (“GWh”) compared to the same period in 2007 due to higher unplanned outages at Alberta Thermal and Genesee 3, combined with higher planned outages at Alberta Thermal and Sarnia, partially offset by higher customer demand in Western Canada and lower unplanned outages and derating at Centralia Thermal.

For the year ended Dec. 31, 2008, production decreased 1,504 GWh compared to the same period in 2007 due to higher unplanned outages at Alberta Thermal and Genesee 3, higher planned outages at Centralia Thermal, lower market heat rates at Sarnia, and economic dispatching at Centralia Thermal in the second quarter, partially offset by lower unplanned outages at Centralia Thermal, higher merchant volumes due to the uprate on Unit 4 at our Sundance facility, and lower derates at Centralia Thermal resulting from test burns of PRB coal in 2007.

NET EARNINGS

A reconciliation of net earnings is presented below:

	3 months ended Dec. 31	Year ended Dec. 31
Net earnings, 2007	$ 130	$ 309
(Decrease) increase in Generation gross margins	(31)	7
Mark-to-market movements - Generation	(5)	16
Increase in COD gross margins	11	50
Increase in operations, maintenance, and administration costs	(23)	(60)
Increase in depreciation expense	(9)	(22)
Gain on sale of mining equipment in 2007	(1)	(11)
Decrease in net interest expense	22	23
Decrease (increase) in equity loss	36	(47)
Increase in non-controlling interest	(9)	(13)
Increase in income tax expense	(23)	(3)
Other	(4)	(14)
Net earnings, 2008	$ 94	$ 235

Generation gross margins1, net of mark-to-market movements, decreased for the three months ended Dec. 31, 2008 as a result of higher unplanned outages at Alberta Thermal and Genesee 3, higher planned outages at Alberta Thermal, and lower realized pricing, partially offset by favourable foreign exchange rates and higher production at Centralia Thermal.

Generation gross margins, net of mark-to-market movements, increased for the year ended Dec. 31, 2008 due to favourable pricing, lower derates at Centralia Thermal, and higher merchant volumes as a result of the uprate on Unit 4 at our Sundance facility, partially offset by higher unplanned outages at Alberta Thermal and Genesee 3.

For the three months ended Dec. 31, 2008, COD gross margins increased relative to the same period in 2007 due to successful trading strategies around price volatility in all markets, partially offset by lower results in the western region resulting from differing weather trends and their resulting effect on market pricing.

For the year ended Dec. 31, 2008, COD gross margins increased relative to the same period in 2007 primarily due to strong results in all markets. As at Dec. 31, 2008 substantially all of these positions had been settled.

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1 Gross margin is not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 29 of this news release for a further discussion of this item, including a reconciliation to net earnings.

TRANSALTA CORPORATION / Q4 2008   5

Operations, maintenance, and administration (“OM&A”) costs for the three months ended Dec. 31, 2008 increased compared to the same period in 2007 due to increased compensation costs resulting from increased trading gross margins, increased planned maintenance activities, unfavourable foreign exchange rates, and cost escalations, partially offset by savings resulting from operational efficiencies.

For the year ended Dec. 31, 2008, OM&A costs increased compared to the same period in 2007 due to cost escalations, higher planned maintenance costs, and increased compensation costs.

Depreciation expense for the three months ended Dec. 31, 2008 increased compared to the same period in 2007 due to the retirement of assets that were not fully depreciated as a result of planned maintenance activities and increased capital spending.

For the year ended Dec. 31, 2008, depreciation expense increased compared to the same period in 2007 due to increased capital spending, the retirement of assets that were not fully depreciated as a result of planned maintenance activities, and the early retirement of certain components as a result of equipment modifications made at Centralia Thermal.

For the year ended Dec. 31, 2008, we sold equipment previously used in our Centralia mining operations for a pre-tax gain of $5 million. No equipment was sold during the fourth quarter of 2008.

For the three months and year ended Dec. 31, 2008, net interest expense decreased compared to the same period in 2007 primarily due to interest received on the settlement of a tax issue and higher capitalized interest, partially offset by lower interest income from cash deposits.

For the three months ended Dec. 31, 2008, there was no equity loss due to the sale of our Mexican business on Oct. 8, 2008. For the year ended Dec. 31, 2008, equity loss increased due to the writedown of our Mexican investment in the first quarter of 2008, partially offset by a tax expense recorded in 2007 as a result of changes in tax law in Mexico. Refer to the significant events section for further details on the sale of our Mexican business.

Income tax expense increased for the three months ended Dec. 31, 2008 compared to the same period in 2007 due to the recoveries recorded in 2007 as a result of changes in future tax rates, partially offset by lower earnings. Income tax expense for the year ended Dec. 31, 2008 was comparable to the same period in 2007.

CASH FLOW

Cash flow from operating activities for the three months ended Dec. 31, 2008 increased $236 million as a result of favourable changes in working capital primarily due to increased PPA receipts, lower inventory balances, and higher accruals. For the year ended Dec. 31, 2008, cash flow from operating activities increased $191 million due to an increase in cash earnings and favourable changes in working capital primarily due to the timing of PPA receipts in 2008.

Included in cash flow from operating activities for the year ended Dec. 31, 2008 is a $116 million payment received Jan. 2, 2008 related to 2007 PPA revenues. Similarly, included in 2007 cash flow from operations is a $185 million payment received Jan. 2, 2007 related to 2006 PPA revenues. There is variability in the timing of PPA cash flows, which resulted in 13 and 12 months of revenue payments being received in 2008 and 2007, respectively.

6   TRANSALTA CORPORATION / Q4 2008

Free cash flow1 for the three months ended Dec. 31, 2008 increased compared to the same period in 2007 primarily due to higher cash flow from operating activities. For the year ended Dec. 31, 2008, free cash flow1 increased due to higher cash flow from operating activities, partially offset by the adjustment related to the timing of contractually scheduled payments received under the PPAs.

SIGNIFICANT EVENTS

Three months ended Dec. 31, 2008

Kent Hills Wind Farm

On Dec. 31, 2008, our 96 MW Kent Hills Wind Farm, which is located 30 kilometres southwest of Moncton, New Brunswick, began commercial operations. This project was delivered on time and on budget.

Carbon Capture and Storage (“CCS”) Project

On Dec. 18, 2008, we announced the participation of TransCanada PipeLines Limited in our proposed development of Canada’s first fully-integrated carbon capture and storage project. When complete, the plant will be one of the largest CCS facilities in the world and the first to have an integrated underground storage system. The project will pilot Alstom Canada’s proprietary chilled ammonia carbon capture technology and will be designed to capture one megatonne of carbon dioxide (“CO2”) at one of our Alberta Thermal units. The CO2 will be used for enhanced oil recovery as well as injected into a permanent geological storage site.

Debentures

On Oct. 10, 2008, TransAlta Utilities Corporation (“TAU”) redeemed and cancelled $50 million of its outstanding debentures by agreement with the holders of the debentures.  The debentures were originally issued at a fixed interest rate of 5.66 per cent and were to mature in 2033.

Genesee 3

On Oct. 10, 2008, the Genesee 3 plant, a 450 MW joint venture with EPCOR Utilities Inc. (“EPCOR”) (225 MW net ownership interest), experienced an unplanned outage as a result of a turbine blade failure.  EPCOR, the plant operator, returned the unit to service on Nov. 18, 2008. As a result of the event, fourth quarter total production was reduced by 210 GWh and gross margin decreased by $15 million.

Mexico Business

On Oct. 8, 2008, we successfully completed the sale of the Mexican business to InterGen Global Ventures B.V. (“InterGen”) for gross proceeds of $334 million (U.S.$303.5 million). The sale included the plants at both facilities and all associated commercial arrangements.

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1 Free cash flow is not defined under Canadian GAAP. Refer to the Non-GAAP Measures section on page 29 of this news release for a further discussion of this item, including a reconciliation to cash flow from operating activities.

TRANSALTA CORPORATION / Q4 2008   7

The actual net loss as a result of the sale was $62 million, which is calculated below:

Contractual proceeds		$ 334
Less: closing costs		(3)
Net proceeds excluding cash on hand of $1 million		$ 331
Book value of investment		420
Loss before deferred foreign exchange losses		89
Deferred foreign exchange losses on the net assets of the Mexican operations	$ 147
Deferred gains on financial instruments designated as hedges of the net assets of the Mexican operations	(148)
Income tax expense on financial instruments	9
Deferred foreign exchange losses		8
Loss before income taxes		$ 97
Income tax recovery		35
Net loss		$ 62

The difference between the $65 million estimated loss on our sale of the Mexican business and the actual net loss of $62 million is due to an increase in earnings of our Mexican assets between the first quarter and the completion of the sale. The gross charge of $97 million is recorded in equity loss.

Year ended Dec. 31, 2008

Contract Negotiations with the International Brotherhood of Electrical Workers ("IBEW")

On July 18, 2008, being unable to reach an agreement with the IBEW representing our Alberta Thermal and Hydro employees, the government of Alberta approved our application to have the matter referred to a Disputes Inquiry Board.  As part of this process, the ability of the IBEW to strike or for us to exercise a lockout was suspended.  Contract negotiations continued during this process with the assistance of a government appointed mediator.

On Sept. 19, 2008, the Disputes Inquiry Board concluded that union members at three TransAlta facilities were required to vote in accordance with the original terms of the Memorandum of Settlement. Discussions were held with the Labour Relations Board and the IBEW to determine a voting process and on Oct. 17, 2008, the IBEW membership at our Alberta Thermal and Hydro facilities voted to accept our revised offer and ratified the Memorandum of Settlement.

LS Power and Global Infrastructure Approach TransAlta to Discuss Potential Transaction

On July 18, 2008, we received a non-binding letter from LS Power Equity Partners, an entity associated with Luminus Management LLC, and Global Infrastructure Partners regarding engaging in a dialogue about a possible acquisition of TransAlta.

On Aug. 6, 2008, the Board of Directors unanimously concluded that the proposal undervalued the company and was not in the best interest of TransAlta and its shareholders. The Board made its determination following a detailed and comprehensive review by a special committee of independent directors and based on advice from financial and legal advisors.

On Oct. 7, 2008, LS Power Equity Partners and Global Infrastructure Partners announced that their proposal set out in the letter on July 18, 2008 had been withdrawn.

8   TRANSALTA CORPORATION / Q4 2008

Debentures

On July 31, 2008, $100 million of debentures issued by TAU were redeemed by the holder of the debentures at a price of $98.45 per $100 of notional amount.  The debentures had been issued at a fixed interest rate of 5.49 per cent, maturing in 2023, and redeemable at the option of the holder in 2008.

Potential Breach of Keephills Ash Lagoon

On July 26, 2008 we detected a crack in the dyke wall at our Keephills ash lagoon.  We immediately notified Alberta Environment and the local authorities, and began taking measures to control and mitigate the effects of any potential breach and release of water from the lagoon. A series of dykes were constructed at the Keephills ash lagoon site and the risk associated with the potential breach was successfully mitigated.

Carbon Capture and Storage Project

On April 3, 2008, we announced an agreement with Alstom Canada to pilot chilled ammonia carbon capture technology at one of our Alberta Thermal units, contingent on acquiring adequate industry and government support.

On April 4, 2008, the Government of Canada announced a $125 million fund to support the development of CCS technologies from the oil sands and from coal-fired electricity plants, and on July 8, 2008, the Alberta government announced its commitment to provide $2 billion in funding for the development of CCS technology.  These funding initiatives are key to accelerating CCS projects across Alberta and in particular, our chilled ammonia CCS pilot project with Alstom Canada. We have applied for funding support under both of these programs.

Expansion at Summerview

On May 27, 2008, we announced a 66 MW expansion at our Summerview wind farm located in Southern Alberta near Pincher Creek.  The total capital cost of the project is estimated at $123 million with commercial operations expected to commence by the first quarter of 2010.

Bond Offering

On May 9, 2008, we completed an offering of U.S.$500 million of 6.65 per cent senior notes due in 2018.  The net proceeds from the offering were used for debt repayment, financing of our long-term investment plan, and for general corporate purposes.

Normal Course Issuer Bid (“NCIB”) Program

On May 5, 2008, we announced plans to renew our NCIB program until May 5, 2009.  We received the approval to purchase, for cancellation, up to 19.9 million of our common shares representing 10 per cent of our 199 million common shares issued and outstanding as at April 23, 2008.  Any purchases undertaken will be made on the open market through the Toronto Stock Exchange (“TSX”) at the market price of such shares at the time of acquisition.

For the three months ended Dec. 31, 2008, we purchased nil shares under the NCIB program (2007 – 1,468,200 shares).

TRANSALTA CORPORATION / Q4 2008   9

For the year ended Dec. 31, 2008, we purchased 3,886,400 shares (2007 – 2,371,800 shares) at an average price of $33.46 per share (2007 - $31.59 per share).  The shares were purchased for an amount higher than their weighted average book value of $8.95 per share (2007 - $8.92 per share) resulting in a reduction of retained earnings of $95 million (2007 - $54 million).

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Total shares purchased	-	1,468,200	3,886,400	2,371,800
Average purchase price per share	$ -	$ 32.79	$ 33.46	$ 31.59
Total cost	$ -	$ 48	$ 130	$ 75
Weighted average book value of shares cancelled	-	13	35	21
Reduction to retained earnings	$ -	$ 35	$ 95	$ 54

Given the current unprecedented level of volatility in the financial markets, we have decided to suspend purchases under our NCIB program at this time in order to maintain maximum financial flexibility. We will re-evaluate financial market conditions throughout 2009 to determine the best use of cash resources going forward.

Uprate at Sundance Facility

On April 21, 2008, we announced a 53 MW efficiency uprate at Unit 5 of our Sundance facility.  The total capital cost of the project is estimated at $75 million with commercial operations expected to commence by the end of 2009.

Greenhouse Gas Emissions (“GHG”)

March 31, 2008 marked the deadline for the first compliance year with Alberta’s Specified Gas Emitters Regulations for GHG reductions.  Compliance was required for GHGs emitted from the implementation date of July 1, 2007 to Dec. 31, 2007.  Affected firms were required to reduce their emissions by 12 per cent annually from an emissions baseline averaged over 2003 - 2005.  For our operations not covered under PPAs, we complied through the delivery to government of purchased emissions offsets, acquired at a competitive cost below the $15 per tonne cap.  For Alberta plants having PPAs, we were also responsible for compliance, and the approach was coordinated with PPA Buyers such that a mix of Buyer-supplied offsets and contributions to the Alberta Technology Fund at $15 per tonne were used.  The PPAs contain change-in-law provisions that allow us to recover compliance costs from the PPA customers.

Dividend Policy and Dividend Increase

On Feb. 1, 2008, the Board of Directors declared a quarterly dividend of $0.27 per share on common shares. This represented an increase of $0.02 per share to the quarterly dividend which on an annual basis yielded $1.08 per share versus $1.00.

On March 25, 2008, the Board of Directors announced the adoption of a formal dividend policy which targets to pay shareholders an annual dividend in the range of 60 to 70 per cent of comparable earnings.1

Blue Trail Wind Power Project

On Feb. 13, 2008, we announced plans to design, build, and operate Blue Trail, a 66 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $115 million. Commercial operations are expected to commence in the fourth quarter of 2009.

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1 Comparable earnings are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 29 of this news release for a further discussion of this item, including a reconciliation to net earnings.

10   TRANSALTA CORPORATION / Q4 2008

SUBSEQUENT EVENTS

Keephills Units 1 and 2 Uprates

On Jan. 29, 2009, we announced a 46 MW (23 MW per unit) efficiency uprate at Unit 1 and Unit 2 of our Keephills facility. The total capital cost of the project is estimated at $68 million with commercial operations expected to commence by the end of 2011 and 2012, respectively.

Dividend Increase

On Jan. 28, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on common shares, an increase of $0.02 per share which on an annual basis will yield $1.16 per share versus $1.08.

BUSINESS ENVIRONMENT

We operate in a variety of business environments to generate electricity, find buyers for the power we generate, and arrange for its transmission.  The major markets we operate in are Western Canada, the Pacific Northwest, and Eastern Canada.  For a further description of the regions in which we operate as well as the impact of prices of electricity in natural gas upon our financial results, refer to our 2007 annual report.  The key characteristics of these markets are described below.

Electricity Prices

Please refer to page 30 of the 2007 annual report for a full discussion of the spot electricity market and the impact of electricity prices upon our business.  Our strategy is to hedge up to 90 per cent of our production before the delivery year with physical and financial contracts or hedges.  These sales are staged across a four or five year period, with less production hedged in more distant years.  These hedges protect our earnings from some of the risks associated with the spot electricity market.

The average spot electricity prices and spark spreads for the fourth quarter of 2008 and 2007 in our three main markets are shown in the following graphs.

TRANSALTA CORPORATION / Q4 2008   11

1 For a 7,000 Btu/KWh heat rate plant.

For the fourth quarter 2008, spot prices increased in Alberta, decreased in the Pacific Northwest and were flat in Ontario compared to the same period in 2007. Electricity prices were higher in Alberta due to more unit outages than normal. The Pacific Northwest had lower spot prices due to low natural gas prices, limited export capacity for much of the quarter, and mild weather. Ontario spot prices were unchanged, with higher natural gas prices being offset by increased hydro generation.

For the fourth quarter 2008, spark spreads increased in Alberta and decreased in the Pacific Northwest and Ontario compared to the same period in 2007. Spark spreads were higher in Alberta largely due to the higher power prices while spark spreads in the Pacific Northwest were lower due to lower prices. In Ontario, spark spreads were lower due to higher natural gas prices.

12   TRANSALTA CORPORATION / Q4 2008

DISCUSSION OF SEGMENTED RESULTS

TransAlta’s operating results by segment are presented below:

3 months ended Dec. 31, 2008	Generation	COD	Corporate	Total
Revenues	$ 784	$ 24	$ -	$ 808
Fuel and purchased power	(398)	-	-	(398)
Gross margin	386	24	-	410
Operations, maintenance and administration	119	16	28	163
Depreciation and amortization	111	1	4	116
Taxes, other than income taxes	4	-	-	4
Intersegment cost allocation	8	(8)	-	-
Operating expenses	242	9	32	283
Operating income (loss)	$ 144	$ 15	$ (32)	$ 127
Foreign exchange loss				(7)
Net interest expense				(9)
Earnings before non-controlling interests and income taxes				$ 111

3 months ended Dec. 31, 2007	Generation	COD	Corporate	Total
Revenues	$ 770	$ 13	$ -	$ 783
Fuel and purchased power	(348)	-	-	(348)
Gross margin	422	13	-	435
Operations, maintenance and administration	106	7	27	140
Depreciation and amortization	103	-	4	107
Taxes, other than income taxes	4	-	-	4
Intersegment cost allocation	6	(6)	-	-
Operating expenses	219	1	31	251
Operating income (loss)	$ 203	$ 12	$ (31)	$ 184
Foreign exchange loss				(3)
Gain on sale of equipment				1
Net interest expense				(31)
Equity loss				(36)
Earnings before non-controlling interests and income taxes				$ 115

Year ended Dec. 31, 2008	Generation	COD	Corporate	Total
Revenues	$ 3,005	$ 105	$ -	$ 3,110
Fuel and purchased power	(1,493)	-	-	(1,493)
Gross margin	1,512	105	-	1,617
Operations, maintenance and administration	487	53	97	637
Depreciation and amortization	409	3	16	428
Taxes, other than income taxes	19	-	-	19
Intersegment cost allocation	30	(30)	-	-
Operating expenses	945	26	113	1,084
Operating income (loss)	$ 567	$ 79	$ (113)	$ 533
Foreign exchange loss				(12)
Gain on sale of equipment				5
Net interest expense				(110)
Equity loss				(97)
Earnings before non-controlling interests and income taxes				$ 319

TRANSALTA CORPORATION / Q4 2008   13

Year ended Dec. 31, 2007	Generation	COD	Corporate	Total
Revenues	$ 2,720	$ 55	$ -	$ 2,775
Fuel and purchased power	(1,231)	-	-	(1,231)
Gross margin	1,489	55	-	1,544
Operations, maintenance and administration	447	34	96	577
Depreciation and amortization	391	1	14	406
Taxes, other than income taxes	20	-	-	20
Intersegment cost allocation	27	(27)	-	-
Operating expenses	885	8	110	1,003
Operating income (loss)	$ 604	$ 47	$ (110)	$ 541
Foreign exchange gain				3
Gain on sale of equipment				16
Net interest expense				(133)
Equity loss				(50)
Loss before non-controlling interests and income taxes				$ 377

GENERATION:  Owns and operates hydro, wind, geothermal, natural gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our 2007 annual report). At Dec. 31, 2008, Generation had 8,482 MW of gross generating capacity1 in operation (8,073 MW net ownership interest) and 456 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, refer to page 26 of our 2007 annual report.

The results of the Generation segment are as follows:

	2008		2007
3 months ended Dec. 31	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	$ 784	$ 41.86	$ 770	$ 41.72
Fuel and purchased power	(398)	(21.25)	(348)	(18.85)
Gross margin	386	20.61	422	22.87
Operations, maintenance and administration	119	6.35	106	5.74
Depreciation and amortization	111	5.93	103	5.58
Taxes, other than income taxes	4	0.21	4	0.25
Intersegment cost allocation	8	0.43	6	0.37
Operating expenses	242	12.92	219	11.94
Operating income	$ 144	$ 7.69	$ 203	10.93
Installed capacity (GWh)	18,729		18,462
Production (GWh)	12,656		13,440
Availability (%)	86.2		91.8

___________________

1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

14   TRANSALTA CORPORATION / Q4 2008

	2008		2007
Year ended Dec. 31	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	$ 3,005	$ 40.63	$ 2,720	$ 37.03
Fuel and purchased power	(1,493)	(20.18)	(1,231)	(16.76)
Gross margin	1,512	20.45	1,489	20.27
Operations, maintenance and administration	487	6.58	447	6.08
Depreciation and amortization	409	5.53	391	5.33
Taxes, other than income taxes	19	0.26	20	0.27
Intersegment cost allocation	30	0.41	27	0.37
Operating expenses	945	12.78	885	12.05
Operating income	$ 567	$ 7.67	$ 604	$ 8.22
Installed capacity (GWh)	73,969		73,447
Production (GWh)	48,891		50,395
Availability (%)	85.8		87.2

Production and Gross Margins

Generation’s production volumes, electricity and steam production revenues, and fuel and purchased power costs based on geographical regions are presented below.1

3 months ended Dec. 31, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	7,842	11,749	$ 302	$ 134	$ 168	$ 25.70	$ 11.41	$ 14.30
Eastern Canada	874	1,808	120	78	42	66.37	43.14	23.23
International	3,940	5,172	362	186	176	69.99	35.96	34.03
	12,656	18,729	$ 784	$ 398	$ 386	$ 41.86	$ 21.25	$ 20.61

3 months ended Dec. 31, 2007	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh1	Fuel & Purchased Power per installed MWh1	Gross Margin per installed MWh1
Western Canada	8,736	11,436	$ 369	$ 122	$ 247	$ 32.26	$ 10.67	$ 21.59
Eastern Canada	1,059	1,793	118	81	37	65.87	44.90	20.97
International	3,645	5,233	283	145	138	54.12	27.80	26.32
	13,440	18,462	$ 770	$ 348	$ 422	$ 41.72	$ 18.85	$ 22.87

Year ended Dec. 31, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh1	Fuel & Purchased Power per installed MWh1	Gross Margin per installed MWh1
Western Canada	32,364	46,096	$ 1,314	$ 525	$ 789	$ 28.51	$ 11.39	$ 17.12
Eastern Canada	3,290	7,194	501	351	150	69.64	48.79	20.85
International	13,237	20,679	1,190	617	573	57.55	29.84	27.71
	48,891	73,969	$ 3,005	$ 1,493	$ 1,512	$ 40.63	$ 20.18	$ 20.45

___________________
1 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

TRANSALTA CORPORATION / Q4 2008   15

Year ended Dec. 31, 2007	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	33,398	45,385	$ 1,302	$ 449	$ 853	$ 28.69	$ 9.90	$ 18.79
Eastern Canada	3,775	7,173	443	303	140	61.75	42.19	19.56
International	13,222	20,889	975	479	496	46.66	22.92	23.74
	50,395	73,447	$ 2,720	$ 1,231	$ 1,489	$ 37.03	$ 16.76	$ 20.27

1

Western Canada

Our Western Canada assets consist of coal, natural gas-fired, and hydro facilities and wind farms.  Refer to page 39 of our 2007 annual report for further details on our Western operations.

The change in production for the three months and year ended Dec. 31, 2008 is reconciled below:

	3 months ended Dec. 31 (GWh)	Year ended Dec. 31 (GWh)
Production, 2007	8,736	33,398
Higher planned outages at Alberta Thermal	(461)	(105)
Higher unplanned outages at Alberta Thermal	(463)	(1,082)
Increased merchant production primarily resulting from the uprate at our Sundance facility	-	379
Lower (higher) planned outages at Genesee 3	50	(94)
Higher unplanned outages at Genesee 3	(218)	(218)
Higher customer demand	155	60
Other	43	26
Production, 2008	7,842	32,364

The change in gross margin for the three months and year ended Dec. 31, 2008 is reconciled below:

	3 months ended Dec. 31	Year ended Dec. 31
Gross margin, 2007	$ 247	$ 853
(Unfavourable) favourable realized pricing and purchased power	(8)	26
Higher planned outages at Alberta Thermal	(26)	(7)
Higher unplanned outages at Alberta Thermal	(39)	(77)
Increased merchant production primarily resulting from the uprate at our Sundance facility	-	22
Lower (higher) planned outages at Genesee 3	3	(3)
Higher unplanned outages at Genesee 3	(11)	(11)
Mark-to-market movements	(2)	(3)
Higher coal costs	(3)	(12)
Favourable commercial settlements in 2007	-	(12)
Other	7	13
Gross margin, 2008	$ 168	$ 789

___________________

11 We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

16   TRANSALTA CORPORATION / Q4 2008

Eastern Canada

Our Eastern Canada assets consist of natural gas-fired facilities and a wind farm commissioned on Dec. 31, 2008.  Refer to page 39 of our 2007 annual report for further details on our Eastern operations.

Production for the three months and year ended Dec. 31, 2008 decreased 185 GWh and 485 GWh, respectively, primarily due to higher planned outages and lower market heat rates at Sarnia.

For the three months and year ended Dec. 31, 2008, gross margins were comparable to the same period in 2007.

International

Our International assets consist of natural gas, coal, hydro, and geothermal assets in various locations in the United States and natural gas assets in Australia.  Refer to page 39 of our 2007 annual report for further details on our International operations.

For the three months ended Dec. 31, 2008, production increased 295 GWh due to lower unplanned outages and lower derating at Centralia Thermal. For the year ended Dec. 31, 2008, production increased 15 GWh due to lower unplanned outages and lower derates at Centralia Thermal as in 2007 we conducted test burns of PRB coal, partially offset by higher planned outages as a result of equipment modifications made at Centralia Thermal and economic dispatching at Centralia Thermal in the second quarter.

The change in gross margin for the three months and year ended Dec. 31, 2008 is reconciled below:

	3 months ended Dec. 31	Year ended Dec. 31
Gross margin, 2007	$ 138	$ 496
Increased production at Centralia Thermal	10	5
Favourable pricing	5	53
Mark-to-market movements	(3)	20
Favorable foreign exchange	30	1
Other	(4)	(2)
Gross margin, 2008	$ 176	$ 573

Operations, maintenance and administration expense

OM&A costs for the three months ended Dec. 31, 2008 increased compared to the same period in 2007 primarily due to increased planned maintenance, combined with unfavourable foreign exchange rates and cost escalations, partially offset by savings resulting from operational efficiencies.

For the year ended Dec. 31, 2008, OM&A costs increased compared to the same period in 2007 due to cost escalations and higher planned maintenance costs.

Depreciation expense

Depreciation expense for the three months ended Dec. 31, 2008 increased compared to the same period in 2007 due to the retirement of assets that were not fully depreciated as a result of planned maintenance activities and from increased capital spending.

TRANSALTA CORPORATION / Q4 2008   17

For the year ended Dec. 31, 2008, depreciation expense increased compared to the same period in 2007 due to increased capital spending, the retirement of assets that were not fully depreciated as a result of planned maintenance activities, and the early retirement of certain components as a result of equipment modifications made at Centralia Thermal.

COMMERCIAL OPERATIONS & DEVELOPMENT (“COD”): Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.  Achieving gross margins while remaining within value at risk (“VaR”) limits is a key measure of COD’s trading activities.

COD is responsible for the management of commercial activities for our current generating assets.  COD also manages available generating capacity as well as the fuel and transmission needs of the Generation business by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas, coal, and transmission capacity.  Further, COD is responsible for developing or acquiring new cogeneration, wind, geothermal, and hydro generating assets and recommending portfolio optimization opportunities.  The results of all of these activities are included in the Generation segment.

For a more in-depth discussion of the accounting treatment of our Energy Trading activities, refer to page 40 of our 2007 annual report.

The results of the COD segment are as follows:

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Gross margin	$ 24	$ 13	$ 105	$ 55
Operations, maintenance and administration	16	7	53	34
Depreciation and amortization	1	-	3	1
Intersegment cost allocation	(8)	(6)	(30)	(27)
Operating expenses	9	1	26	8
Operating income	$ 15	$ 12	$ 79	$ 47

For the three months ended Dec. 31, 2008, COD gross margins increased relative to the same period in 2007 due to successful trading strategies around price volatility in all markets, partially offset by lower results in the western region resulting from differing weather trends and their resulting effect on market pricing.

For the year ended Dec. 31, 2008, COD gross margins increased relative to the same period in 2007 primarily due to increased margins across all markets. As at Dec. 31, 2008 substantially all of these positions had been settled.

OM&A costs for the three months and year ended Dec. 31, 2008 increased primarily from additional trading compensation as a result of increased gross margins.

The inter-segment cost allocations increased slightly due to an increase in the work performed on behalf of the Generation segment.

18   TRANSALTA CORPORATION / Q4 2008

NET INTEREST EXPENSE

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Interest on long-term debt	$ 42	$ 34	$ 147	$ 145
Interest on short-term debt	6	7	30	26
Interest income	(31)	(6)	(46)	(32)
Capitalized interest	(8)	(4)	(21)	(6)
Net interest expense	$ 9	$ 31	$ 110	$ 133

The change in net interest expense for the three months and year ended Dec. 31, 2008, compared to the same periods in 2007 is shown below:

	3 months ended Dec. 31	Year ended Dec. 31
Net interest expense, 2007	$ 31	$ 133
Interest income from tax settlement	(30)	(30)
Higher long-term debt levels	3	1
(Lower) higher short-term debt balances	(1)	4
Lower interest income from cash deposits	5	16
Higher capitalized interest	(4)	(15)
Change in foreign exchange rates	5	1
Net interest expense, 2008	$ 9	$ 110

$30 million of interest income reported under net interest expense in the fourth quarter of 2008 relates to amounts paid and due from taxation authorities for the settlement of outstanding tax issues related to prior periods.

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests for the three months and year ended Dec. 31, 2008 increased due to increased earnings at TransAlta Cogeneration, L.P. (“TA Cogen”) and higher earnings at CE Generation, LLC (“CE Gen”).

EQUITY LOSS

As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the Canadian Institute of Chartered Accountants (“CICA”), our Mexican operations were accounted for as equity subsidiaries.  On Oct. 8, 2008, we successfully completed the sale of our Mexican operations to InterGen for a sale price of $334 million. The sale included the plants at both facilities and all associated commercial arrangements.  Refer to the significant events section for further details.

The table below summarizes key information from these operations.

TRANSALTA CORPORATION / Q4 2008   19

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Availability (%)	100.0	84.3	97.5	92.7
Production (GWh)	-	727	2,646	3,084
Equity loss	$ -	$ (36)	$ (97)	$ (50)
Capital expenditures	$ -	$ -	$ -	$ 1
Operating cash flow	$ -	$ (5)	$ 2	$ (3)
Interest expense	$ -	$ 6	$ 13	$ 27

			Dec. 31, 2008	Dec. 31, 2007
Total assets			$ -	$ 451
Total liabilities			$ -	$ 369

For the three months ended Dec. 31, 2008, availability was 100.0 per cent as a result of no planned or unplanned outages during the period up to the sale of the Mexican business on Oct. 8, 2008. For the year ended Dec. 31, 2008, availability increased due to lower planned and unplanned outages at Chihuahua and lower unplanned outages at Campeche.

For the three months ended Dec. 31, 2008, there was no material amount of production due to the sale of the Mexican business on Oct. 8, 2008. As a result of the sale of our Mexican business in 2008, total production was lower compared to 2007.

For the three months ended Dec. 31, 2008, equity loss was nil due to the sale of our Mexican business on Oct. 8, 2008. For the year ended Dec. 31, 2008, equity loss increased due to the writedown of our Mexican investment in the first quarter of 2008, partially offset by a tax expense recorded in 2007 as a result of changes in tax law in Mexico.

INCOME TAXES 1

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Earnings before income taxes per statement of earnings	$ 88	$ 101	$ 258	$ 329
Less: equity loss	-	(36)	(97)	(50)
Earnings before income taxes and equity loss	88	137	355	379
Income tax expense excluding equity loss and other items	16	30	73	86
Income tax recovery recorded on sale of equity investment	(7)	-	(35)	-
Income tax recovery related to tax positions	(15)	(19)	(15)	(19)
Change in tax rate related to prior periods	-	(40)	-	(47)
Income tax expense (recovery) per statement of earnings	(6)	(29)	23	20
Effective tax rate (%)[1]	18	22	21	23

Income tax expense increased for the three months ended Dec. 31, 2008 compared to the same period in 2007 due to income tax recoveries recorded in 2007 as a result of changes in future tax rates, partially offset by lower earnings.

Income tax expense for the year ended Dec. 31, 2008 was comparable to the same period in 2007 as the tax recovery recorded on the sale of the Mexican business was more than offset by tax recoveries recorded in 2007 as a result of changes in future tax rates.

Income tax expense excluding equity loss and other items decreased for the three months and year ended Dec. 31, 2008 compared to the same period in 2007 due to lower pre-tax income.

___________________

1 To present comparable reconciliations, prior years’ effective tax rate analyses were reclassified and calculated on earnings before income tax and equity loss.

20   TRANSALTA CORPORATION / Q4 2008

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2007 to Dec. 31, 2008:

	Increase/
	(Decrease)	Explanation of change
Income taxes receivable	12	Tax recovery from current year provision offset by usage of tax prepayments
Inventory	21	Higher inventory balances as a result of lower production and an increase in exchange rates
Restricted cash	(242)	Return of funds
Investments	(125)	Disposal of equity investment
Risk management assets (current and long-term)	206	Price movements
Property, plant, and equipment, net	904	Capital additions and the weakening of the Canadian dollar relative to the U.S. dollar, partially offset by depreciation expense
Goodwill	17	Weakening of the Canadian dollar compared to the U.S. dollar
Assets held for sale, net	(29)	Assets previously held for sale have been reclassified to property, plant, and equipment
Other assets	(18)	Amortization and reclassification of certain costs to property, plant, and equipment
Short-term debt	(208)	Net decrease in short-term debt
Accounts payable and accrued liabilities	209	Timing of operational commitments
Recourse long-term debt (including current portion)	504	Issuance of long-term debt of U.S.$500 million
Non-recourse long-term debt (including current portion)	24	Weakening of the Canadian dollar compared to the U.S. dollar, partially offset by scheduled debt payments
Risk management liabilities (current and long-term)	(59)	Price movements
Asset retirement obligation (including current portion)	21	Increase in estimate and the weakening of the Canadian dollar compared to the U.S. dollar, partially offset by costs settled
Deferred credits and other long-term liabilities (including current portion)	21	Receipt of funding from joint venture partner
Net future income tax liabilities (including current portions)	53	Tax effect on the decrease in net risk management liabilities
Non-controlling interests	(27)	Distributions in excess of earnings from TA Cogen
Shareholders’ equity	211	Net earnings and movements in AOCI, partially offset by shares redeemed under the NCIB and dividends declared

FINANCIAL INSTRUMENTS

Refer to Note 7 on page 85 of the 2007 annual report and the interim consolidated financial statements as at and for the nine months ended Sept. 30, 2008 for details on Financial Instruments.  During the current quarter the change in the position of financial instruments to a net asset position is a result of changes in future prices on contracts in our Generation segment.  Refer to the ‘Risk Management’ section in the MD&A of our 2007 annual report outlining our risks and how we manage them.  Our risk management profile and practices have not changed materially from Dec. 31, 2007.

TRANSALTA CORPORATION / Q4 2008   21

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market observable data is not available.  These are defined under generally accepted accounting principles (“GAAP”) as Level III financial instruments.  Level III financial instruments are not traded in an active market and fair value is therefore developed using valuation models or upon internally developed assumptions or inputs.  Our Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, or demand profiles.  Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.  At Dec. 31, 2008, Level III financial instruments had a net carrying value of nil.

STATEMENTS OF CASH FLOWS

3 months ended Dec. 31	2008	2007	Explanation of change
Cash and cash equivalents, beginning of period	$ 66	$ 60
Provided by (used in):
Operating activities	428	192	Favourable changes in working capital primarily due to additional PPA receipts, lower inventory balances, and higher accruals.

Investing activities	45	(90)	Proceeds on sale of equity investment of $332 million, partially offset by additional capital spending of $95 million and a decrease in realized gains on financial instruments of $92 million.

Financing activities	(498)	(95)

Repayment of short-term debt of $350 million in 2008 compared to an increase in short-term debt of $229 million in 2007, partially offset by a reduction in the repayment of long-term debt of $149 million and from repurchase of common shares under the NCIB program in 2007.

Translation of foreign currency cash	9	(16)
Cash and cash equivalents, end of period	$ 50	$ 51

Year ended Dec. 31	2008	2007	Explanation of change
Cash and cash equivalents, beginning of year	$ 51	$ 66
Provided by (used in):
Operating activities	1,038	847	Increase in cash earnings of $47 million and favourable changes in working capital of $144 million primarily due to the timing of PPA receipts in 2008.

Investing activities	(581)	(410)

Additional capital spending of $407 million, and a decrease in realized gains on financial instruments of $55 million, partially offset by proceeds from the sale of an equity investment of $332 million.

Financing activities	(467)	(444)

Increase in repayments of short-term debt of $532 million and long-term debt of $56 million, and a $55 million increase to repurchase common shares under the NCIB program, partially offset by the issuance of $500 million of long-term debt in 2008 and the redemption of preferred shares of $175 million in 2007.

Translation of foreign currency cash	9	(8)
Cash and cash equivalents, end of period	$ 50	$ 51

22   TRANSALTA CORPORATION / Q4 2008

LIQUIDITY AND CAPITAL RESOURCES

Details on our liquidity needs and capital resources can be found on page 50 of our 2007 annual report.

We have a total of $2.2 billion of committed credit facilities of which $1.4 billion is not drawn and is available as of Dec. 31, 2008, subject to customary borrowing conditions.  At Dec. 31, 2008, credit utilized under these facilities is $0.8 billion, which is comprised of short-term debt of $443 million less cash on hand of $50 million, and of letters of credit of $430 million.

Our ability to generate adequate cash flow from operations in the short-term and the long-term to maintain financial capacity and flexibility and to provide for planned growth remains substantially unchanged since Dec. 31, 2007.  In the first quarter of 2008 we received $116 million worth of PPA revenue from 2007 due to the timing of contractually scheduled payments.  Consequently, the effect of the timing of these payments is that we have received 13 months of revenue in 2008.

For the three months ended Dec. 31, 2008, we received three payments under the PPAs, consistent with fourth quarter of 2007.  For the year ended Dec. 31, 2008 and 2007, respectively, we have received 13 and 12 payments under the PPAs.

On January 28, 2009, we had approximately 198 million common shares outstanding.

At Dec. 31, 2008, we had 1.7 million outstanding employee stock options with a weighted average exercise price of $26.92.  For the three months ended Dec. 31, 2008, a minimal amount of options with a weighted average exercise price of $19.45 were exercised at a total value of $0.1 million, resulting in the same amount of shares being issued.

On Feb. 1, 2008, 1 million stock options were granted at an exercise price of $31.97, being the last sale price of board lots of the shares on the TSX the day prior to the day the options were granted for Canadian employees, and U.S.$31.83, being the closing sale price on the New York Stock Exchange (“NYSE”) on the same date for U.S. employees.  These options will vest in equal installments over four years starting Feb. 1, 2009 and expire on Feb.1, 2019.

Credit Risk

Credit risk is the risk to our business associated with changes in creditworthiness of entities with which we have commercial exposures. This risk is comprised of the ability of a counterparty to fulfill their financial obligations to us or where we have made a payment in advance of a product or service being delivered. The inability to collect cash due to us or receiving products or services would have an adverse impact upon our cash flows.

We manage our exposure to credit risk by:

•

establishing and adhering to policies that define credit limits based on creditworthiness of counterparties, define contract term limits, and credit concentration with any specific counterparties,

•

using formal signoff on contracts that include commercial, financial, legal, and operational reviews,

•

using security instruments, such as parental guarantees, letters of credit, and cash collateral that can be collected if a counterparty fails to fulfill their obligation, and

•

reporting our exposure using a variety of methods which allow key decision makers to assess credit exposure by counterparty. This reporting allows us to assess credit limits for counterparties and the mix of counterparties based on their credit ratings.

If established credit exposure limits are exceeded, we take steps to reduce this exposure such as requesting collateral, if applicable, or by halting commercial activities with the affected counterparty. However, there can be no assurances that we will be successful in avoiding losses as a result of a contract counterparty not meeting its obligations.

TRANSALTA CORPORATION / Q4 2008   23

We took steps throughout the year to reduce our counterparty risk by proactively assessing the effect of the potential changes in the financial markets on counterparty risk and acting on these assessments.  While we had no counterparty losses in 2008, we are continuing to keep a close watch on changes and trends in the market and the impact these changes could have on our trading business and hedging activities, and will take appropriate actions as required although no assurance can be given that we will always be successful.

We are exposed to minimal credit risk for Alberta PPAs because under the terms of these arrangements, receivables are substantially all secured by letters of credit. Our credit risk management profile and practices have not changed materially during the fourth quarter.

Guarantee Contracts

We have obligations to issue letters of credit to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities, and purchase obligations.  At Dec. 31, 2008, we had issued letters of credit totaling $430 million compared to $550 million at Dec. 31, 2007.  This decrease in letters of credit is due primarily to lower forward electricity prices in the Pacific Northwest.  These letters of credit secure certain amounts included on our balance sheet under “Risk Management Liabilities” and “Asset Retirement Obligations”.

CLIMATE CHANGE AND THE ENVIRONMENT

The outcomes of both the Canadian election and recent U.S. federal elections in the fourth quarter are expected to have a major influence on the direction of environmental legislation in those two countries, although the specific effects will not be known for some time.

In Canada, the Conservative Government has indicated its intention to coordinate its climate change policies more closely with those of the U.S., and to seek alignment on a continental cap and trade system.  To date there has been no detail as to when this alignment would occur or how Canada’s system might be designed.  Furthermore, there has been no announcement as to the fate of the prior intensity-based program proposed by the previous Conservative Government.  Consequently, at this time it is not possible to fully assess how these broad directional objectives will affect us.

The Alberta climate change program under the Specified Gas Emitters Act remains in place, requiring a 12 per cent emissions intensity reduction from a 2003 - 2005 average baseline.  We have measures in place to meet the anticipated reduction targets for 2008 and 2009, and continue to examine compliance options, including additions to our offsets portfolio to hedge our compliance risk beyond that period.

On July 8, 2008, the Alberta Government announced a $2 billion initiative to support the early deployment of CCS projects in the province.  On Nov. 12, 2008, we announced that the CCS pilot project was accepted to the short list of projects for funding under this program.  A full project proposal is now being prepared and will be submitted to the Alberta Government by March 31, 2009.  The government will select the successful projects for funding by June 30, 2009.

We are continuing with detailed technology testing and engineering design in preparation for installing mercury control equipment at our Alberta Thermal operations by 2010 in order to meet the province’s 70 per cent reduction objectives. We are on track to meet that deadline.

The PPAs contain change-in-law provisions that allow us to recover compliance costs from the PPA customers.

24   TRANSALTA CORPORATION / Q4 2008

Washington State is developing the conceptual design for a cap and trade mechanism to manage greenhouse gases. On Dec. 12, 2008, the State introduced draft legislation to enable a cap and trade system to be implemented by 2012.  Specific details of caps and allocations will be developed in 2009.  In parallel, Washington State is engaged with other western states in the Western Climate Initiative (“WCI”) to examine a regional cap and trade system for CO2 emissions.  On Sept. 23, 2008, the WCI released its design for a regional greenhouse gas cap and trade system, which will be influential in individual state regulation development.  At this point there are no indications as to how these initiatives will impact our fossil-fired assets in Washington.

Federally in the U.S., President Obama has indicated his intentions to push forward legislation on GHGs in 2009.  While some form of cap and trade legislation is anticipated, it is still premature to assess when the legislation might become law and what the specific impacts would be on our U.S. assets.

OUTLOOK

Business Environment

Power Prices

For 2009, lower natural gas prices and slowing year over year demand growth due to the current weak economic environment could result in reduced power prices compared to prior periods in some of our markets.  The potential change in power prices as a result of the current economic environment is not expected to materially affect our results as we currently have approximately 90 percent of our expected 2009 capability contracted.

We closely monitor the risks associated with commodity price changes on our future operations and, where we consider appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

Environmental Legislation

For 2009, as a result of the Canadian and U.S. federal elections, we anticipate additional regulatory clarity on future GHG requirements.  Given recent announcements, we now expect environmental regulations to move in the direction of a cap and trade system.

In Alberta, current regulations on greenhouse gases and air pollutants are clear, but it is uncertain how federal regulations will affect Alberta firms once federal regulations are implemented. We expect discussions to take place in 2009 between the Federal Government and the provinces about what rules are to be applied and their administration.  In Washington State, we expect to see details of the State’s cap and trade legislation in 2009.

We are active participants in consultations leading up to the formation of these legislative and regulatory mechanisms.

Operations

Production, Availability, and Capacity

Generating capacity is expected to increase late in 2009 due to the completion of Blue Trail and the uprate at Sundance Unit 5.  Production and availability are expected to increase in the second half of 2009 primarily due to lower unplanned outages at Alberta Thermal. Overall production for 2009 is expected to increase compared to 2008 primarily due to lower unplanned outages at Alberta Thermal and higher expected production at Centralia Thermal.

TRANSALTA CORPORATION / Q4 2008   25

Fuel Costs

Coal mining in Alberta is subject to cost increases related to mining such as increased overburden removal, inflation, and increases in commodity prices such as diesel. Seasonal variations in coal costs at our Alberta mines are minimized through the application of standard costing. Coal costs for 2009, on a standard cost basis, are expected to increase five per cent from the prior year primarily due to increased capital expenditures.

Fuel at Centralia Thermal is purchased from external suppliers in the PRB and delivered by rail.  The delivered cost of fuel is expected to increase between 10 and 15 percent from the prior year due to rail and transportation contract escalations.

Our natural gas-fired facilities have minimal exposure to market fluctuations in energy commodity prices.  Exposure to natural gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term natural gas purchase contracts.  Merchant natural gas facilities are exposed to the changes in spark spreads, as discussed in the Business Environment section, as the majority of the natural gas is purchased on a spot basis.

Operations, Maintenance, and Administration Costs

OM&A costs per megawatt hour (“MWh”) of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities.  OM&A costs per installed MWh in 2009 are expected to increase due to higher planned maintenance activities in Alberta and cost escalations, partially offset by productivity initiatives. The increase in planned maintenance activities is expected to improve our availability at Alberta Thermal.

Energy Trading

Earnings from our COD segment are affected by prices in the market, the positions taken, and duration of those positions.  We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile.  Our 2009 objective is for Energy Trading to contribute annually between $65 million and $85 million in gross margin.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign currency expenses, including interest charges, which offset foreign currency revenues.

Net Interest Expense

Net interest expense for 2009 is expected to be higher mainly due to higher debt balances and lower interest income.  However, changes in interest rates and in the value of the Canadian dollar to the U.S. dollar will affect the amount of net interest expense incurred.

Liquidity and Capital Resources

With the anticipated increased volatility in power and natural gas markets, market trading opportunities may increase, which can cause the need for additional liquidity.  To mitigate this liquidity risk, we maintain and monitor $2.2 billion of committed credit facilities and monitor exposures to determine any expected liquidity requirements.

26   TRANSALTA CORPORATION / Q4 2008

Capital Expenditures

Projects and Growth

Our major projects are comprised of spending on sustaining our current operations and for growth activities.  Six significant growth capital projects are currently in progress: Keephills 3, Blue Trail, Sundance Unit 5 uprate, Summerview, and Keephills Units 1 and 2 uprates.  A summary of each of these projects is outlined below:

Project	Total Spend (millions)	Expected 2009 spend (millions)	Expected Completion Date	Details
Keephills 3	$888	$235 - 255	Q1 2011	A 450 MW (225 MW net ownership interest) coal-fired supercritical plant and associated mine capital in a partnership with EPCOR
Blue Trail	$115	$85 - 90	Q4 2009	A 66 MW merchant wind farm in southern Alberta
Sundance Unit 5 uprate	$75	$50 - 60	Q4 2009	A 53 MW efficiency uprate at our Sundance facility
Summerview	$123	$80 - 90	Q1 2010	A 66 MW expansion of our Summerview wind farm in southern Alberta
Keephills Unit 1 uprate	$34	$5 - 10	Q4 2011	A 23 MW efficiency uprate at our Keephills facility
Keephills Unit 2 uprate	$34	$5 - 10	Q4 2012	A 23 MW efficiency uprate at our Keephills facility
Total growth	$1,269	$460 - 515

Our estimate of total costs for Keephills 3 has increased by $73 million due to higher material and labour costs. We continue to monitor these costs and look for opportunities to reduce these cost increases.

Sustaining Expenditures

Sustaining expenditures include planned maintenance, regular expenditures on plant equipment, systems and related infrastructures, as well as investments in our mines.  For 2009, our estimate for total sustaining capital expenditures is between $340 million and $390 million net of any contributions received, allocated among:

•

$155 - $180 million for routine capital,

•

$35 - $45 million for mining equipment and land purchases, net of any contributions received,

•

$20 - $25 million for Centralia modifications, and

•

$130 - $140 million on planned maintenance, as outlined in the following table:

	Coal	Gas and Hydro	Total

Capitalized	$ 85 - 90	$ 45 - 50	$ 130 - 140
Expensed	85 - 90	0 - 5	85 - 95
	$ 170 - 180	$ 45 - 55	$ 215 - 235

GWh lost	2,600 - 2,700	250 - 275	2,850 - 2,975

In 2009, we expect to lose approximately 2,850 – 2,975 GWh of production due to planned maintenance.

TRANSALTA CORPORATION / Q4 2008   27

Financing

Financing for these capital expenditures is expected to be provided by cash flow from operating activities and from existing borrowing capacity.

RELATED PARTY TRANSACTIONS

On Dec. 16, 2006, TAU, a wholly owned subsidiary, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant. The joint venture project is held in a partnership with TransAlta Energy Corporation (“TEC”), a wholly owned subsidiary, and EPCOR Power Development Corporation. TAU will supply coal until the earlier of the permanent closure of the Keephills 3 facility or from early termination of the agreement by TAU and the partners of the joint venture. As at Dec. 31, 2008, TAU had received $27 million from Keephills 3 Limited Partnership, a wholly owned subsidiary, for the right to coal. Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.

In August 2006, we entered into an agreement with CE Gen, a Corporation jointly controlled by us and MidAmerican Energy Holdings Company (“MidAmerican”), a subsidiary of Berkshire Hathaway, whereby we buy available power from certain CE Gen subsidiaries at a fixed price.  As this available power is from plants that are already contracted, the value of this agreement is immaterial. In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, one of our subsidiaries, TA Cogen, entered into various transportation swap transactions with TEC.  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  We entered into an offsetting contract, therefore we have no risk other than counterparty risk.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  On Feb. 13, 2008, the AcSB confirmed that the use of IFRS will be required for interim and annual financial statements on Jan. 1, 2011 with appropriate comparative financial data for 2010.  Under IFRS, there is significantly more disclosure required, specifically for interim reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

TransAlta’s project to convert to IFRS for January 1, 2011 commenced in 2007 and consists of four phases: diagnostic, design and planning, solution development, and implementation. The diagnostic phase has been completed.

The project has entered the design and planning stage with issue-specific teams being established to further analyze the key areas of convergence and coordinate with Information Technology and Internal Control resources to determine process and system changes along with appropriate financial reporting controls. Staff training programs are also in the design and planning stages and a communication plan is in place.

28   TRANSALTA CORPORATION / Q4 2008

The full impact of adopting IFRS on TransAlta’s future financial position and future results cannot be reasonably determined at this time.  We are carefully evaluating the transitional options available under IFRS at the adoption date as well as the most appropriate long-term accounting policies.

Our preliminary view is that there are many similarities between Canadian GAAP and IFRS and that the major differences will likely arise in respect of property, plant, and equipment, the impairment of long-lived assets, and accounting for long-term contracts.

A steering committee has been established to monitor the progress and critical decisions in the transition to IFRS. This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash flow from operating activities as determined in accordance with GAAP as an indicator of our financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

Net Earnings Reconciliation

Gross margin and operating income are reconciled to net earnings below:

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Gross margin	$ 410	$ 435	$ 1,617	$ 1,544
Operating expenses	(283)	(251)	(1,084)	(1,003)
Operating income	127	184	533	541
Foreign exchange (loss) gain	(7)	(3)	(12)	3
Gain on sale of equipment	-	1	5	16
Net interest expense	(9)	(31)	(110)	(133)
Equity loss	-	(36)	(97)	(50)
Earnings before non-controlling interests and income taxes	111	115	319	377
Non-controlling interests	23	14	61	48
Earnings before income taxes	88	101	258	329
Income tax expense	(6)	(29)	23	20
Net earnings	$ 94	$ 130	$ 235	$ 309

Earnings on a Comparable Basis

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Earnings on a comparable basis are based on earnings per share and are additive quarter over quarter.

In calculating comparable earnings for 2008, we have excluded the writedown of our Mexican investment as this is a one time event.

The change in life of certain component parts at Centralia Thermal was also excluded from the calculation of comparable earnings

TRANSALTA CORPORATION / Q4 2008   29

as it is related to the cessation of mining activities at the Centralia coal mine and conversion to consuming solely third party supplied coal.  Additionally, we excluded the gains recorded on the sale of assets in 2007 and 2008 at the previously operated Centralia coal mine as we do not normally dispose of large quantities of fixed assets.

In calculating comparable earnings for 2007 and 2008, we have excluded the impact of tax rate changes, the resolution of outstanding uncertain tax positions, and the tax law change in Mexico in 2007 as they do not relate to the earnings in the period in which they have been reported.

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Net earnings	$ 94	$ 130	$ 235	$ 309
Sale of assets at Centralia, net of tax	-	-	(4)	(10)
Change in life of Centralia parts, net of tax	3	4	12	4
Change in tax law in Mexico	-	28	-	28
Tax rate change	-	(40)	-	(48)
Recovery related to tax positions	(15)	(19)	(15)	(19)
Writedown of Mexican investment, net of tax	(3)	-	62	-
Earnings on a comparable basis	$ 79	$ 103	$ 290	$ 264

Weighted average common shares outstanding in the period	198	202	199	202
Earnings on a comparable basis per share	$ 0.40	$ 0.51	$ 1.46	$ 1.31

Free Cash Flow

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt, or repurchase common shares.

Sustaining capital expenditures for the three months ended Dec. 31, 2008, represents total capital expenditures per the statement of cash flow less $140 million ($114 million net of joint venture contributions) that we have invested in growth projects.  For the same period in 2007, we invested $84 million ($83 million net of joint venture contributions) in growth projects.  For the year ended Dec. 31, 2008 and 2007, we invested $541 million ($515 million net of joint venture contributions) and $238 million ($229 million net of joint venture contributions), respectively, in growth projects.

The payment related to the cessation of mining activities at the Centralia Coal mine have also been excluded as it is non-recurring in nature.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

	3 months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007
Cash flow from operating activities	$ 428	$ 192	$ 1,038	$ 847
Add (Deduct):
Sustaining capital expenditures	(171)	(178)	(465)	(417)
Dividends on common shares	(49)	(51)	(212)	(205)
Distribution to subsidiaries' non-controlling interest	(29)	(24)	(98)	(87)
Non-recourse debt repayments	(25)	(15)	(28)	(47)
Timing of contractually scheduled payments	-	-	(116)	-
Centralia closure costs	-	-	-	24
Cash flows from equity investments	-	(5)	2	(4)
Free cash flow	$ 154	$ (81)	$ 121	$ 111

30   TRANSALTA CORPORATION / Q4 2008

Cash flows from equity investments represent operational cash flow from our equity subsidiaries less capital expenditures for such subsidiaries.

SELECTED QUARTERLY INFORMATION

(in millions of Canadian dollars except per share amounts)

	Q1 2008	Q2 2008	Q3 2008	Q4 2008

Revenue	$ 803	$ 708	$ 791	$ 808
Net earnings	33	47	61	94
Basic earnings per common share	0.17	0.24	0.31	0.47
Diluted earnings per common share	0.17	0.24	0.31	0.47

	Q1 2007	Q2 2007	Q3 2007	Q4 2007

Revenue	$ 669	$ 612	$ 711	$ 783
Net earnings	56	57	66	130
Basic earnings per common share	0.28	0.28	0.33	0.64
Diluted earnings per common share	0.28	0.28	0.33	0.64

FORWARD-LOOKING STATEMENTS

This document and other reports and filings made with the securities regulatory authorities include forward-looking statements.  All forward-looking statements are based on TransAlta Corporation's beliefs and assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology.  The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta.  These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected, including those material risks and assumptions discussed in this document under the headings ‘Outlook’ and ‘Business Environment’ and in the MD&A in our annual report for the year ended Dec. 31, 2007 under the heading ‘Risk Factors and Risk Management’.  Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues; costs associated with environmental compliance; overall costs; cost and availability of fuel to produce electricity; the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian standard setters.  Given these uncertainties, the reader should not place undue reliance on these forward-looking statements which is given as of the date it is expressed in this document or otherwise and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

TRANSALTA CORPORATION / Q4 2008   31

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended Dec. 31		Year ended Dec. 31
Unaudited	2008	2007	2008	2007

Revenues	$ 808	$ 783	$ 3,110	$ 2,775
Fuel and purchased power	(398)	(348)	(1,493)	(1,231)
Gross margin	410	435	1,617	1,544
Operations, maintenance, and administration	163	140	637	577
Depreciation and amortization	116	107	428	406
Taxes, other than income taxes	4	4	19	20
Operating expenses	283	251	1,084	1,003
Operating income	127	184	533	541
Foreign exchange (loss) gain	(7)	(3)	(12)	3
Gain on sale of equipment	-	1	5	16
Net interest expense	(9)	(31)	(110)	(133)
Equity loss	-	(36)	(97)	(50)
Earnings before non-controlling interests and income taxes	111	115	319	377
Non-controlling interests	23	14	61	48
Earnings before income taxes	88	101	258	329
Income tax expense (recovery)	(6)	(29)	23	20
Net earnings	$ 94	$ 130	$ 235	$ 309
Retained earnings
Opening balance	648	719	763	710
Common share dividends	(54)	(51)	(215)	(202)
Shares cancelled under NCIB	-	(35)	(95)	(54)
Closing balance	$ 688	$ 763	$ 688	$ 763
Weighted average number of common shares outstanding in the period	198	202	199	202

Net earnings per share, basic and diluted	$ 0.47	$ 0.64	$ 1.18	$ 1.53

32   TRANSALTA CORPORATION / Q4 2008

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	Dec. 31, 2008	Dec. 31, 2007
ASSETS		(Restated1)
Current assets
Cash and cash equivalents	$ 50	$ 51
Accounts receivable	542	546
Prepaid expenses	6	9
Risk management assets	200	93
Future income tax assets	3	40
Income taxes receivable	61	49
Inventory	51	30
	913	818
Restricted cash	-	242
Investments	-	125
Long-term receivables	14	6
Property, plant, and equipment
Cost	9,919	8,593
Accumulated depreciation	(3,898)	(3,476)
	6,021	5,117

Assets held for sale, net	-	29
Goodwill	142	125
Intangible assets	213	209
Future income tax assets	248	303
Risk management assets	221	122
Other assets	43	61
Total assets	$ 7,815	$ 7,157
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$ 443	$ 651
Accounts payable and accrued liabilities	682	473
Risk management liabilities	148	105
Income taxes payable	15	17
Future income tax liabilities	14	12
Dividends payable	52	49
Current portion of long-term debt - recourse	211	122
Current portion of long-term debt - non-recourse	33	32
Current portion of asset retirement obligations	45	43
	1,643	1,504
Long-term debt - recourse	1,889	1,474
Long-term debt - non-recourse	232	209
Asset retirement obligation	252	233
Deferred credits and other long-term liabilities	122	101
Future income tax liabilities	596	637
Risk management liabilities	102	204
Non-controlling interests	469	496
Common shareholders' equity
Common shares	1,761	1,781
Retained earnings	688	763
Accumulated other comprehensive income (loss)	61	(245)
Total shareholders’ equity	2,510	2,299
Total liabilities and shareholders’ equity	$ 7,815	$ 7,157

___________________

1 To present comparable balance sheet figures, prior year balances were reclassified. Recourse long-term debt and other assets were decreased by $22 million.

TRANSALTA CORPORATION / Q4 2008   33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	3 months ended Dec. 31		Year ended Dec. 31
Unaudited	2008	2007	2008	2007

Net earnings	$ 94	$ 130	$ 235	$ 309
Other comprehensive income (loss)
Gains (losses) on translating net assets of self-sustaining foreign operations	253	(30)	342	(196)
(Losses) gains on financial instruments designated as hedges of self-sustaining foreign operations	(251)	49	(356)	240
Tax (recovery) expense	(48)	(9)	(61)	25

(Losses) gains on financial instruments designated as hedges of self-sustaining foreign operations	(203)	58	(295)	215

Gains on translation of self-sustaining foreign operations	50	28	47	19

Gains (losses) on derivatives designated as cash flow hedges	231	49	327	(57)
Tax expense (recovery)	86	14	129	(16)

Gains (losses) on derivatives designated as cash flow hedges	145	35	198	(41)

Deferred foreign exchange losses on translating net assets of self-sustaining foreign operations transferred to net earnings in the current period	(147)	-	(147)	-
Deferred gains on financial instruments designated as hedges of self-sustaining foreign operations transferred to net earnings in the current period	148	-	148	-
Tax expense	9	-	9	-
Loss on sale of Mexico reclassified to the statement of earnings	(8)	-	(8)	-
Derivatives designated as cash flow hedges in prior periods transferred to balance sheet in the current period	-	1	8	1
Derivatives designated as cash flow hedges in prior periods transferred to net earnings in the current period	6	12	91	25
Tax expense	2	2	30	7
Reclassification of derivatives designated as cash flow hedges	4	11	69	19
Other comprehensive income (loss)	191	74	306	(3)
Comprehensive income	$ 285	$ 204	$ 541	$ 306

34   TRANSALTA CORPORATION / Q4 2008

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended Dec. 31		Year ended Dec. 31
Unaudited	2008	2007	2008	2007

Operating activities
Net earnings	$ 94	$ 130	$ 235	$ 309
Depreciation and amortization	135	113	451	415
Gain on sale of equipment	-	(1)	(5)	(16)
Non-controlling interests	23	14	61	48
Asset retirement obligation accretion	6	5	22	24
Asset retirement costs settled	(11)	(14)	(37)	(38)
Future income taxes	13	(34)	1	(34)
Unrealized losses (gains) from risk management activities	1	(7)	12	26
Unrealized foreign exchange (gain) loss	(10)	3	(5)	(3)
Equity loss	-	36	97	50
Other non-cash items	(2)	4	(4)	-
	249	249	828	781
Change in non-cash operating working capital balances	179	(57)	210	66
Cash flow from operating activities	428	192	1,038	847
Investing activities
Additions to property, plant, and equipment	(311)	(216)	(1,006)	(599)
Proceeds on sale of property, plant, and equipment	4	8	30	47
Proceeds on sale of equity investment	332	-	332	-
Equity investment	-	-	-	(20)
Restricted cash	1	13	248	57
Income tax receivable	-	-	(8)	-
Realized gains on financial instruments	15	107	52	107
Loan to equity investment	-	-	(245)	-
Other	4	(2)	16	(2)
Cash flow from (used in) investing activities	45	(90)	(581)	(410)
Financing activities
(Decrease) increase in short-term debt	(350)	229	(243)	289
Repayment of long-term debt	(68)	(217)	(308)	(252)
Dividends paid on common shares	(49)	(51)	(212)	(205)
Issuance of long-term debt	-	-	502	30
Redemption of preferred securities	-	-	-	(175)
Funds paid to repurchase common shares under NCIB	-	(48)	(130)	(75)
Net proceeds on issuance of common shares	1	6	15	20
Decrease in advances to TransAlta Power	-	2	-	6
Realized gains on financial instruments	-	-	12	-
Distributions to subsidiaries' non-controlling interests	(29)	(24)	(98)	(87)
Other	(3)	8	(5)	5
Cash flow used in financing activities	(498)	(95)	(467)	(444)
Cash flow (used in) from operating, investing, and financing activities	(25)	7	(10)	(7)
Effect of translation on foreign currency cash	9	(16)	9	(8)
Decrease in cash and cash equivalents	(16)	(9)	(1)	(15)
Cash and cash equivalents, beginning of period	66	60	51	66
Cash and cash equivalents, end of period	$ 50	$ 51	$ 50	$ 51
Cash taxes (received) paid	$ (5)	$ 13	$ 47	$ 75
Cash interest paid	$ 31	$ 53	$ 106	$ 142

TRANSALTA CORPORATION / Q4 2008   35

SUPPLEMENTAL INFORMATION		Dec. 31, 2008	Dec. 31, 2007

Closing market price (TSX)		$ 24.30	$ 33.35

Price range for the last 12 months (TSX)	High	$ 37.50	$ 34.00

	Low	$ 21.00	$ 23.76

Debt/invested capital (including non recourse debt)		48.1%	46.8%

Debt/invested capital (excluding non recourse debt)		45.6%	44.2%

Return on common shareholders' equity		9.8%	13.1%

Comparable return on common shareholders' equity		12.1%	11.2%

Return on invested capital		7.8%	9.8%	[1]

Comparable return on invested capital		9.8%	9.7%

Cash dividends per share		$ 1.08	$ 1.00

Price/earnings ratio (times)		20.6 x	21.8 x

Earnings coverage		2.8 x	3.3 x

Dividend payout ratio (based on net earnings)		91.5%	65.6%

Dividend payout ratio (based on comparable earnings)		74.1%	76.6%

Dividend coverage (times)		4.8 x	4.2 x

Dividend yield		4.4%	3.0%

Cash flow to debt		31.1%	30.7%

Cash flow to interest coverage (times)		7.2 x	6.6 x

1 Return on invested capital for 2007 excludes the tax charge related to Mexico.

RATIO FORMULAS

Debt/invested capital = (short-term debt + long-term debt – cash and cash equivalents) / (debt + non-controlling interests + common shareholders’ equity – cash and cash equivalents)

Return on common shareholders’ equity = net earnings or comparable earnings / average of opening and closing common shareholders’ equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Comparable return on invested capital = (comparable earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Price/earnings ratio = current year’s close / basic earnings per share

Earnings coverage = (net earnings + income taxes + net interest expense) / (net interest expense excluding capitalized interest)

Dividend payout ratio = dividends / net earnings or comparable earnings

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

Cash flow to debt = cash flow from operating activities before changes in working capital / two-year average of total debt

Cash flow to interest (times) = (cash flow from operating activities before changes in working capital + net interest expense) / (net interest expense excluding capitalized interest)

36   TRANSALTA CORPORATION / Q4 2008

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as BTU/MWh, of the amount of thermal energy required to generate electrical energy.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations, that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of natural gas).

TRANSALTA CORPORATION / Q4 2008   37

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Michael Lawrence

Manager, External Relations

Phone

403.267.7330

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Vice-President, Communications and Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

38   TRANSALTA CORPORATION / Q4 2008